Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

INVUITY, INC.

at

$7.40 Per Share

by

ACCIPITER CORP.

a wholly-owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME AT THE END OF THE DAY ON OCTOBER 22, 2018 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Accipiter Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Invuity, Inc., a Delaware corporation (“Invuity”), at a price of $7.40 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Purchaser is a wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 10, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Stryker, Purchaser and Invuity. The Merger Agreement provides, among other things, that as soon as practicable after the acceptance of the Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Invuity (the “Merger”) without a vote of the stockholders of Invuity in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Invuity continuing as the surviving corporation. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (a) owned by Invuity as treasury stock or owned by Stryker or Purchaser, which Shares will be cancelled and retired and will cease to exist, or (b) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, Invuity will cease to be a publicly traded company and will become a wholly-owned subsidiary of Stryker. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

On September 10, 2018, the board of directors of Invuity (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Invuity and its stockholders, (b) approved and declared advisable the Merger Agreement, the Offer and the Merger, (c) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger will be effected in accordance with Section 251(h) of the DGCL and (d) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) a number of Shares that when added to the Shares already owned by Purchaser and Stryker, if any, constitutes a majority of the then outstanding Shares, and (b) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. A full description of the Offer conditions is set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders of Invuity may obtain additional copies of this Offer to Purchase, the Letter of Transmittal or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

September 24, 2018

IMPORTANT

Any Invuity stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.	For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

mail or deliver the Letter of Transmittal, properly completed and duly executed in accordance with the instructions in the Letter of Transmittal, together with the certificates for such Shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in such stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal;

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•

deliver the Letter of Transmittal or an Agent’s Message in lieu of the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.

For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight Eastern Time at the end of the day on October 22, 2018, unless extended).

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

		Page
Summary Term Sheet		S-i
Introduction		1
The Tender Offer		3
1.	Terms of the Offer	3
2.	Procedures for Tendering Shares	4
3.	Withdrawal Rights	7
4.	Acceptance for Payment and Payment	8
5.	Certain United States Federal Income Tax Consequences	8
6.	Price Range of the Shares; Dividends on the Shares	11
7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations	11
8.	Information Concerning Invuity	12
9.	Information Concerning Stryker and Purchaser	13
10.	Source and Amount of Funds	14
11.	Background of the Offer; Contacts and Transactions with Invuity	15
12.	Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions	19
13.	Dividends and Distributions	33
14.	Conditions of the Offer	33
15.	Legal Matters	34
16.	Fees and Expenses	36
17.	Miscellaneous	36
ANNEX I		A1-1
ANNEX II		A2-1

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Unless the context otherwise requires, in this Offer to Purchase we use the terms “we,” “our” and “us” to refer to Purchaser and, where appropriate, Stryker.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Invuity, Inc., a Delaware corporation ( “Invuity”)

Price Offered Per Share:	$7.40 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes

Scheduled Expiration Date:	12:00 midnight Eastern Time at the end of the day on October 22, 2018

Purchaser:	Accipiter Corp., a wholly-owned subsidiary of Stryker Corporation

Invuity Board Recommendation:	The board of directors of Invuity recommends that you tender your Shares into the Offer

Who is offering to purchase my Shares?

We are Accipiter Corp. (“Purchaser”), a direct, wholly-owned subsidiary of Stryker Corporation (“Stryker”). Purchaser is a Delaware corporation formed by Stryker for the sole purpose of acquiring the Shares.

See the “Introduction” and Section 9—“Information Concerning Stryker and Purchaser” of this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire all outstanding Invuity equity. If the Offer is consummated, pursuant to the Merger Agreement, Stryker intends as soon as practicable thereafter to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger, Invuity will cease to be a publicly traded company and will become a wholly-owned subsidiary of Stryker.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.40 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”). You are responsible for paying any fees or expenses you incur in

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tendering your Shares in the Offer. If you are the record owner of your Shares, and you tender your Shares to the depositary for the Offer, Computershare Trust Company, N.A. (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction” and Section 4—“Acceptance for Payment and Payment” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Stryker, Purchaser and Invuity have entered into an Agreement and Plan of Merger, dated as of September 10, 2018 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Invuity (the “Merger”). If the conditions to the Offer are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Invuity pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

What does the board of directors of Invuity think of the Offer?

On September 10, 2018, the board of directors of Invuity (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of, Invuity and its stockholders, (b) approved and declared advisable the Merger Agreement, the Offer and the Merger, (c) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger will be effected in accordance with Section 251(h) of the DGCL and (d) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer.

See the “Introduction.” We expect a more complete description of the reasons for Invuity’s board of directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Invuity and filed with the Securities and Exchange Commission (the “SEC”) and mailed to all Invuity stockholders.

Do you have the financial resources to make payment in the Offer?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required to consummate the Offer and purchase all Shares tendered in the Offer, to provide funding for payment in respect of outstanding in-the-money stock options and outstanding restricted stock units and to provide funding for the Merger (including related fees and expenses) is approximately $200 million. Stryker and Purchaser currently have available to them, through cash on hand and other funds, all funds necessary for the payment of the aggregate Offer Price and to satisfy all of Stryker’s and Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Stryker nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 10—“Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No, we do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition;

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•	the Offer is for all of the outstanding Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 10—“Source and Amount of Funds” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight Eastern Time at the end of the day on October 22, 2018 to tender your Shares in the Offer (such date and time, as may be extended, the “Expiration Date”), unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated.

See Section 1—“Terms of the Offer” and Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, we will be required to extend the Offer (a) if we are required to do so by any rule, regulation or interpretation of the SEC, the New York Stock Exchange or the Nasdaq Stock Market (“Nasdaq”), (b) if any waiting period or any approval or clearance applicable to the Offer or the consummation of the Merger required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has not expired, been terminated or been obtained or (c) if there is any suit, action or proceeding by a governmental authority seeking to prohibit the Offer or the Merger or to limit our ownership or operation of Invuity, or if any statute, rule or injunction has been imposed with such effect. If all conditions of the Offer are capable of being satisfied, except that there have not been validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date such number of Shares that, when added to the Shares already owned by Stryker or Purchaser or any other wholly-owned subsidiary of Stryker, constitutes a majority of the then outstanding Shares (the “Minimum Condition”), we can be required to extend the Offer for up to two periods of 10 business days per extension period, provided that Invuity has not made an adverse change to its recommendation regarding the Offer. In addition, we may, in our sole discretion, extend the Offer for additional periods if any of the conditions to the Offer, including the Minimum Condition, are not satisfied or waived. In no event will we be required to extend the Offer beyond the termination of the Merger Agreement.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact, and we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

What are the conditions to the Offer?

Purchaser is not obligated to purchase any Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	the waiting period and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act have not expired or been terminated or obtained;

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•	any of the following conditions exists, or has occurred, and is continuing at the Expiration Date:

•

there is any suit, action or proceeding by any governmental authority pending that (i) seeks to prohibit or impose any material limitations on Stryker’s or Purchaser’s ownership or operation of their or Invuity’s businesses or assets, or to compel Stryker or Purchaser to dispose of or hold separate any material portion of the business or assets of Invuity or Stryker or their respective subsidiaries; (ii) seeks to prohibit or make illegal the Offer or the Merger; (iii) seeks to impose material limitations on the ability of Purchaser to accept, pay for or purchase Shares in accordance with the Offer or the Merger such that the Minimum Condition would fail to be satisfied or (iv) seeks to impose material limitations on the ability of Purchaser or Stryker to exercise full rights of ownership of the Shares;

•

there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, by or on behalf of a governmental entity that would result in any of the consequences in clauses (i) through (iv) in the immediately prior bullet;

•

the representations and warranties of Invuity in the Merger Agreement are not correct and complete, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•

Invuity has breached or failed to perform or comply with in any material respect any of its agreements or obligations under the Merger Agreement, and such failure to perform or comply has not been cured (the “Obligations Condition”);

•

since the date of the Merger Agreement, a Company Material Adverse Effect (as defined in Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase) has occurred and is continuing (the “MAE Condition”);

•

Invuity has failed to deliver to Stryker or Purchaser a certificate signed by Invuity’s Chief Executive Officer or President certifying that the Representations Condition, the Obligations Condition and the MAE Condition have been satisfied; or

•	the Merger Agreement has been terminated in accordance with its terms.

See Section 14—“Conditions of the Offer” of this Offer to Purchase.

Have any Invuity stockholders entered into agreements with Stryker or any of its affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution of the Merger Agreement on September 10, 2018, Stryker and Purchaser entered into separate tender agreements (each, a “Tender Agreement” and collectively, the “Tender Agreements”) with each of Invuity’s directors and executive officers and certain of their affiliates, who beneficially own and are entitled to vote, in the aggregate, approximately 1.7% of Invuity’s common stock, in accordance with which each such stockholder has agreed to tender his, her or its Shares to Purchaser in the Offer. See Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

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How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, before the Expiration Date, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

mail or deliver the Letter of Transmittal, properly completed and duly executed in accordance with the instructions in the Letter of Transmittal, together with the certificates for such Shares and any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

If your Shares are registered in your name and are held in book-entry form, before the Expiration Date, you must:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal;

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•

deliver the Letter of Transmittal or an Agent’s Message in lieu of the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), before the Expiration Date, you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

See Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

May I tender my Shares using a guaranteed delivery procedure?

No. You may only tender your Shares by following the applicable procedures and instructions described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after November 23, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 1—“Terms of the Offer” and Section 3—“Withdrawal Rights” of this Offer to Purchase.

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How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 1—“Terms of the Offer” and Section 3—“Withdrawal Rights” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, subject to all of the conditions to the Offer having been satisfied or waived, Purchaser will, as promptly as practicable after it is legally permitted to do so under applicable federal, state, local or foreign law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, Purchaser will pay for these Shares.

See Section 4—“Acceptance for Payment and Payment” of this Offer to Purchase.

If the Offer is consummated, will Invuity continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which Invuity will be a wholly-owned subsidiary of Stryker and the Shares will no longer be publicly traded.

Will the Offer be followed by the Merger if all the Shares are not tendered in the Offer?

If the Offer is completed and we accordingly acquire a number of Shares that, together with the Shares then owned by Stryker, Purchaser or any other wholly-owned subsidiary of Stryker, represents at least a majority of the Shares then outstanding, and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Invuity pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required or permitted to accept Shares for purchase in the Offer, and we would not consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Invuity will not be required to vote on the Merger and if the Merger is consummated all Invuity stockholders who did not tender their Shares in the Offer, if they have not properly demanded appraisal rights under the DGCL, will receive an amount in cash, without interest, payable to the holder thereon, equal to the Offer Price upon consummation of the Merger.

See the “Introduction” of this Offer to Purchase. See also Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On September 10, 2018, the last trading day before we and Invuity publicly announced the execution of the Merger Agreement, the last reported sale price of the Shares on Nasdaq was $5.75 per share. On September 21, 2018, the last trading day before we commenced the Offer, the last reported sale price of the Shares on Nasdaq

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was $7.40 per share. The Offer Price represents a premium of approximately 28.7% over the last reported sale price of the Shares on Nasdaq on September 10, 2018 and a premium of approximately 58.8% over the volume-weighted average trading price for the Shares during the 30-day period ended September 10, 2018. We advise you to obtain a recent reported sale price for the Shares in deciding whether to tender your Shares in the Offer.

See Section 6—“Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger (the “Effective Time”), except with the prior written consent of Stryker, Invuity will not declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such.

See Section 13—“Dividends and Distributions” of this Offer to Purchase.

Will I have appraisal rights in connection with the Offer?

There are no appraisal rights available in connection with the Offer, but an Invuity stockholder who has not sold such stockholder’s Shares in the Offer has the ability to exercise appraisal rights in connection with the Merger under the DGCL. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase for a summary of appraisal rights under the DGCL.

For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the DGCL.

What will happen to my stock options, restricted stock units or warrants in the Offer?

The Offer is made only for Shares and is not made for any stock options, restricted stock units or warrants.

Stock Options. If you wish to tender Shares underlying stock options, you must first exercise such stock option (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received upon exercise of such stock options.

At least twenty-four hours prior to the Effective Time, each outstanding stock option (each, a “Company Option”) granted in accordance with either of the Company’s 2005 Stock Incentive Plan or 2015 Equity Incentive Plan (each, a “Company Stock Plan”) will vest with respect to time-based vesting in full and with respect to performance-based vesting will vest as if performance metrics have been achieved at target, to the extent not already vested. Each option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in satisfaction of such cancellation, the holder of such Company Option will be entitled to receive, in accordance with the general payroll practices of Invuity, an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the per-Share exercise price of such Company Option, multiplied by (b) the number of unexercised Shares subject to such Company Option immediately prior to the Effective Time, less any required withholding of taxes and without interest. No consideration will be paid with respect to any Company Option that has a per-Share exercise price that is greater than or equal to the Offer Price.

Restricted Stock Units. At the time Shares tendered pursuant to the Offer are accepted for payment, each restricted stock unit granted by the Company in accordance with a Company Stock Plan that is unvested and outstanding (each, a “Company Restricted Stock Unit”) will vest in full, to the extent not already vested. At the

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Effective Time, each then-outstanding Company Restricted Stock Unit will be cancelled and will cease to be outstanding and, in consideration of such cancellation, the holder of such Company Restricted Stock Unit will be entitled to receive, in accordance with the general payroll practices of Invuity, an amount in cash per underlying Share equal to the Offer Price, less any required withholding of taxes and without interest.

Warrants. Each warrant to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such warrant will be entitled to receive an amount in cash, without interest, equal to (a) the aggregate number of Shares underlying such warrant, multiplied by (b) the excess, if any, of the Offer Price over the per Share exercise price under such warrant. Any warrants for which the exercise price per Share is equal to or exceeds the Offer Price will be automatically cancelled as of the Effective Time for no consideration.

See Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.

See Section 5—“Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

To whom can I talk if I have questions about the Offer?

You may contact Innisfree M&A Incorporated, who is the Information Agent for the Offer, at the address and telephone numbers listed below if you have any questions about the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

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To: All Holders of Common Stock of Invuity, Inc.

INTRODUCTION

Accipiter Corp., a Delaware corporation (“Purchaser”), hereby offers to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Invuity, Inc., a Delaware corporation (“Invuity”), at a price of $7.40 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Purchaser was formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below) and is a wholly-owned subsidiary of Stryker Corporation (“Stryker”). Stryker is a Michigan corporation whose shares are traded on the New York Stock Exchange under the symbol “SYK.” In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser, and, where appropriate, Stryker. For additional information about Stryker and Purchaser, see Section 9—“Information Concerning Stryker and Purchaser” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 10, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Stryker, Purchaser and Invuity. The Merger Agreement provides, among other things, that as soon as practicable after the acquisition of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Invuity (the “Merger”) without a vote of the stockholders of Invuity in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Invuity continuing as the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares (a) owned by Invuity as treasury stock or owned by Stryker or Purchaser, which Shares will be cancelled and retired and will cease to exist, or (b) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount equal to the Offer Price, payable to the holder thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, Invuity will cease to be a publicly traded company and will become a wholly-owned subsidiary of Stryker. Stockholders who properly demand appraisal rights under the DGCL will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Offer Price.

The Merger Agreement is more fully described in Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

Tendering stockholders whose Shares are registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A. (the “Depositary”) in the Offer will not be obligated to pay brokerage fees or commissions, or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether the institution charges any service fees or commissions. We will pay all fees and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 16—“Fees and Expenses” of this Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, immediately prior to the expiration of the Offer, (a) the number of Shares validly tendered and not properly withdrawn, together with any Shares then owned by Stryker, Purchaser or any wholly-owned subsidiaries of Stryker, constitutes at least a majority of the Shares then outstanding (the “Minimum Condition”), and (b) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated. We may waive any of the Offer Conditions (as defined below), other than the Minimum Condition, in whole or in part on the Expiration Date and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

On September 10, 2018, the board of directors of Invuity (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of, Invuity and its stockholders, (b) approved and declared advisable the Merger Agreement, the Offer and the Merger, (c) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger will be effected in accordance with Section 251(h) of the DGCL and (d) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer. The factors considered by the board of directors of Invuity in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Invuity accept the Offer and tender their Shares in the Offer are described in Invuity’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Invuity.

As provided in the Merger Agreement, as of the close of business on September 7, 2018, (a) 24,073,678 Shares were issued (and not held by Invuity as treasury shares) and outstanding, (b) no preferred shares were issued and outstanding, (c) 2,572,016 Shares were subject to outstanding options to acquire Shares (assuming the achievement of all performance metrics at target in the case of options that are subject to performance-based vesting), (d) 917,512 Shares were issuable upon the vesting of outstanding restricted stock units, (e) an aggregate of 1,705,906 Shares were reserved for future issuance under Invuity’s equity plans and (f) 235,415 Shares were subject to outstanding warrants to purchase Shares. Based upon the foregoing and the Shares currently held by Stryker, and assuming that since September 7, 2018, no new Shares, options, restricted stock units or other equity securities (including Shares issuable upon exercise or settlement of any of the foregoing) have been issued, repurchased or redeemed, the Minimum Condition would be satisfied if at least 12,036,840 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. The number of Shares required (for purposes of satisfying the Minimum Condition) to have been properly tendered and received and not properly withdrawn prior to the expiration of the Offer may be higher or lower depending on the actual number of Shares issued and outstanding at the Expiration Date.

The Offer is made only for Shares and is not made for any options, restricted stock units or warrants. Holders of unexercised options to acquire Shares may exercise such options (to the extent they are exercisable) in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer are satisfied and Purchaser consummates the Offer, Stryker and Purchaser will consummate the Merger, subject to the satisfaction or waiver of certain conditions, pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Invuity.

Certain U.S. federal income tax consequences to stockholders of the exchange of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the Offer Price for, all Shares that are validly tendered prior to the expiration of the Offer and not theretofore properly withdrawn in accordance with Section 3 of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 12:00 midnight Eastern Time at the end of the day on October 22, 2018 (such date and time, as may be extended, the “Expiration Date”) , unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 14—“Conditions of the Offer” of this Offer to Purchase (collectively, the “Offer Conditions”).

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, we will be required to extend the Offer (a) if we are required to do so by any rule, regulation or interpretation of the SEC, the New York Stock Exchange or the Nasdaq Stock Market (“Nasdaq”), (b) if any waiting period or any approval or clearance applicable to the Offer or the consummation of the Merger required under the HSR Act, has not expired, been terminated or been obtained or (c) if there is any suit, action or proceeding by a governmental authority seeking to prohibit the Offer or the Merger or to limit our ownership or operation of Invuity, or if any statute, rule or injunction has been imposed with such effect. If all conditions of the Offer are capable of being satisfied except for the Minimum Condition, we can be required to extend the Offer for up to two periods of 10 business days per extension period, provided that Invuity has not made an adverse change to its recommendation regarding the Offer. In addition, we may, in our sole discretion, extend the Offer for additional periods if any of the conditions to the Offer, including the Minimum Condition, are not satisfied or waived. In no event will we be required to extend the Offer beyond the termination of the Merger Agreement.

Under no circumstances will interest be paid on the Offer Price, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Except as described in the next sentence, we may, at any time and from time to time, increase the Offer Price, waive any Offer Condition (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. Without the prior written consent of Invuity, we will not:

•	decrease the Offer Price payable in the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	amend, modify or waive the Minimum Condition;

•	impose any condition to the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Offer Conditions in a manner adverse to any holder of Shares; or

•	extend the Expiration Date other than as required or allowed in the Merger Agreement.

If immediately prior to the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•

unless required to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn;

•

extend the Offer in accordance with the terms of the Merger Agreement and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdraw as described in Section 3—“Withdrawal Rights.”

Any extension, waiver, amendment or termination will be followed promptly by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m. Eastern Time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Invuity in accordance with Section 251(h) of the DGCL.

Invuity has provided us with its stockholder lists and security position listings for the purpose of disseminating to Invuity’s stockholders this Offer to Purchase, the Letter of Transmittal and other related materials. This Offer to Purchase, the Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares

Valid Tender. Invuity stockholders must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; or

•

for Shares held in book-entry form, either (a) a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (b) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer,” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation (as defined below)). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders will be accepted. All tendering stockholders, by execution of the Letter of Transmittal (including by an Eligible Institution (as defined below)), waive any right to receive any notice of the acceptance of their Shares for payment.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (“DTC”) for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, either the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, together with any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Lost, Stolen or Destroyed Certificates. If any certificate(s) has been lost, stolen or destroyed, the stockholder should promptly notify Invuity’s Transfer Agent, Computershare Trust Company, N.A. by calling (800) 962-4284 or (781) 575-3120. The stockholder then will be instructed as to the steps that must be taken in order to replace the certificate(s). The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any DTC participant whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. You may not tender your Shares using a guaranteed delivery procedure.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the date hereof (collectively, “Distributions”)). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be deemed effective). Our designees will be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual, special, adjourned or postponed meeting of Invuity’s stockholders, by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for the Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including, without limitation, voting at any meeting of Invuity’s stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Invuity’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion and our determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by an Invuity stockholder. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Stryker, Purchaser, Invuity, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding. In order to avoid “backup withholding” on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined for U.S. federal income tax purposes) surrendering Shares in the Offer must, unless an exemption applies and is proved in a manner satisfactory to us and the Depositary, provide the Depositary with a properly completed and signed IRS Form W-9 (as provided with the Letter of Transmittal), including such stockholder’s correct taxpayer identification number (“TIN”), certifying under penalties of perjury that such TIN is correct and providing certain other certifications. If a stockholder does not provide the Depositary with a properly completed and signed IRS Form W-9, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and foreign entities) are not subject to backup withholding. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Non-U.S. stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 and their instructions may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, at any time after November 23, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a notice of withdrawal must be timely received, in writing or by facsimile transmission, by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by again following one of the procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase at any time prior to the Expiration Date.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if challenged by an Invuity stockholder. None of Stryker, Purchaser, Invuity, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for purchase and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for purchase of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14—“Conditions of the Offer” of this Offer to Purchase are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for purchase of or payment for Shares or are unable to accept for purchase or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer and the Merger Agreement (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdraw as described in Section 3—“Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares or a Book-Entry Confirmation, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer (the date and time of acceptance for payment, the “Share Acceptance Time”). Purchaser’s acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between Purchaser and each tendering stockholder. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payment from us and transmitting the Offer Price for Shares validly tendered and not properly withdrawn prior to the Expiration Date. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for purchase pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the book-entry transfer procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at DTC).

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Stryker, or to one or more affiliates of Stryker, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser or Stryker of their obligations under the Offer and will in no way impede or delay the consummation of the Offer or Merger or otherwise impede the rights of the stockholders of Invuity.

5.	Certain United States Federal Income Tax Consequences

The following is a summary of certain (1) U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are exchanged for cash in the Offer or Merger and (2) U.S. federal income tax consequences to holders of Shares who properly perfect appraisal rights. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to differing interpretation and to change, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences to the holders of the Shares.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Shares that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Shares that is not a U.S. holder and that is not an entity treated as a partnership for U.S. federal income tax purposes.

This discussion assumes that a holder holds its Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or traders in securities or foreign currencies, persons who elect the mark-to-market method of accounting for their securities, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), financial institutions, mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, persons who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction and persons who acquired their Shares through the exercise of options or other compensation arrangements). In addition, this discussion does not address any aspect of state, local, foreign, estate or gift tax law or any consequences of the alternative minimum tax or the 3.8% Medicare tax on investment income that may apply to holders of Shares.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. Stockholders that are partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their tax advisor regarding the tax consequences to them of the Offer and the Merger.

U.S. Holders

The receipt of cash by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in such Shares.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Shares is more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for U.S. federal income taxation at preferential rates. Certain limitations apply to the deductibility of a U.S. holder’s capital losses.

Non-U.S. Holders

Any gain realized by a non-U.S. holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed in the same manner as U.S. holders (described above), except that if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on the non-U.S. holder’s net gain realized.

Appraisal Rights

The above discussion does not apply to holders of Shares who properly perfect appraisal rights. Generally, a holder of Shares who perfects appraisal rights with respect to such holder’s Shares will recognize capital gain or loss equal to the difference between such holder’s tax basis in those Shares and the amount of cash received in exchange for those Shares, except that a portion of the cash received may be taxable as interest.

Information Reporting and Backup Withholding

Payments made to a holder of Shares upon such holder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the cash consideration paid to a holder of Shares may be subject to backup withholding. A U.S. holder will not be subject to backup withholding if the U.S. holder (i) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (ii) otherwise establishes to the satisfaction of the Depositary that such U.S. holder is exempt from backup withholding tax.

A non-U.S. holder will not be subject to backup withholding if the non-U.S. holder certifies its exempt status by providing a properly executed IRS Form W-8BEN or Form W-8BEN-E, as applicable (or other applicable IRS Form W-8). We must report to the IRS and to each non-U.S. holder any interest (including imputed interest) that is paid to the non-U.S. holder. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided that such holder timely and properly furnishes the required information to the IRS. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER OR MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed on Nasdaq under the symbol “IVTY.” The following table sets forth, for each of the periods indicated, the high and low intraday sale prices per Share as reported on Nasdaq:

	High	Low
Year Ended December 31, 2016
First Quarter	$9.21	$6.06
Second Quarter	10.03	4.80
Third Quarter	14.25	9.28
Fourth Quarter	13.95	4.50
Year Ended December 31, 2017:
First Quarter	$8.75	$5.75
Second Quarter	9.25	5.75
Third Quarter	9.25	5.95
Fourth Quarter	9.55	6.15
Year Ended December 31, 2018:
First Quarter	$6.30	$3.30
Second Quarter	4.40	2.35
Third Quarter (through September 10, 2018)	5.90	3.35

On September 10, 2018, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sale price on Nasdaq was $5.75 per Share. On September 21, 2018, the last full trading day before commencement of the Offer, the last reported sale price on Nasdaq was $7.40 per Share. The Offer Price represents a premium of approximately 28.7% over the last reported sale price of the Shares on Nasdaq on September 10, 2018 and a premium of approximately 58.8% over the volume-weighted average trading price for the Shares during the 30-day period ended September 10, 2018. Stockholders are advised to obtain a recent reported sale price for the Shares in deciding whether to tender Shares in the Offer.

According to its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC, Invuity historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Additionally, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Stryker, Invuity will not declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise may any payments to stockholders in their capacity as such.

7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable after the acquisition of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Delisting. The Shares are currently listed on Nasdaq. Immediately following the Effective Time (which is expected to occur as promptly as practicable following the acquisition of Shares pursuant to the Offer), the Shares will likely no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Stryker (subject to any stockholders properly exercising appraisal rights under Delaware law). We intend to cause Invuity to delist the Shares from Nasdaq as soon as practicable following the Effective Time.

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on any such Nasdaq market, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on any such Nasdaq market if, among other things, (i) the number of publicly held Shares were less than 500,000, (ii) the aggregate market value of the publicly held Shares were less than $1,000,000 or (iii) there were fewer than 300 stockholders.

If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Invuity to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Invuity to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Invuity, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Invuity and persons holding “restricted securities” of Invuity to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to cause Invuity to apply for termination of registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin stock” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.	Information Concerning Invuity

Except as otherwise stated in this Offer to Purchase, the information concerning Invuity contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. The summary information set forth below is qualified in its entirety by reference to Invuity’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Invuity and its business has been taken from Invuity’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and is qualified in its entirety by reference to such Form 10-K.

Invuity was incorporated in California in 2004 as Spotlight Surgical, Inc, changed its name to Invuity, Inc. in 2007 and reincorporated in Delaware in May 2015. Invuity’s Shares are traded on Nasdaq under the symbol “IVTY.” Invuity’s principal offices are located at 444 De Haro Street, San Francisco, California 94107 and its telephone number is (415) 665-2100. Invuity’s website address is www.invuity.com.

Invuity is a medical device company that develops and markets illuminated surgical devices that allow surgeons to perform minimal access incisions by delivering enhanced visualization. The clinical applications of Invuity’s products include women’s health, encompassing breast cancer and breast reconstruction surgery, gynecology and thyroid surgery. Additional applications include procedures for electrophysiology, spine, orthopedic, cardiothoracic and general surgery.

Available Information. Invuity is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Invuity’s directors and officers, their remuneration, stock options and other matters, the principal holders of Invuity’s securities and any material interest of such persons in transactions with Invuity is required to be disclosed in Invuity’s proxy statements distributed to Invuity’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the above address. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Invuity, that file electronically with the SEC.

9.	Information Concerning Stryker and Purchaser

General. Stryker is one of the world’s leading medical technology companies and is dedicated to helping healthcare professionals perform their jobs more efficiently while enhancing patient care. Stryker offers a diverse array of innovative medical technologies including orthopaedic, medical and surgical, and neurotechnology and spine products to help people lead more active and more satisfying lives.

The common stock of Stryker is listed on the New York Stock Exchange under the ticker symbol “SYK”. Stryker is a Michigan corporation with principal executive offices located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002, telephone number (269) 385-2600.

Purchaser is a Delaware corporation with its principal executive offices located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The telephone number at that location is (269) 385-2600. Purchaser is a wholly-owned subsidiary of Stryker and was organized solely for the purpose of acquiring the Shares in the Offer. To date, Purchaser has not engaged in any activities other than those incidental to the Offer and the Merger Agreement and it is not anticipated that Purchaser will have any significant assets or liabilities (prior to the Share Acceptance Time), or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and Merger. Upon completion of the Merger, Purchaser’s separate corporate existence will cease and Invuity will continue as the Surviving Corporation and a wholly-owned subsidiary of Stryker.

The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers and directors of Stryker and Purchaser are set forth in Annex I to this Offer to Purchase.

Neither Stryker nor Purchaser or, to the best knowledge of Stryker and Purchaser, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in the Merger Agreement or as otherwise described in this Offer to Purchase:

•

Neither Stryker nor Purchaser or, to the best knowledge of Stryker and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (i) beneficially owns or has a right to acquire, directly or indirectly, any Shares; (ii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Invuity (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); or (iii) has effected any transaction in the Shares during the past 60 days;

•

during the past two years, except as disclosed herein, none of Stryker or Purchaser or, to the best knowledge of Stryker and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, has had any business relationship or transaction with Invuity or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer; and

•

during the past two years, there have not been any negotiations, transactions or contacts between any of Stryker or Purchaser or any of their respective subsidiaries or, to the best knowledge of Stryker and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Invuity or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Invuity, any election of directors of Invuity, or any sale or other transfer of a material amount of assets of Invuity.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Stryker and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Stryker has filed electronically with the SEC.

10.	Source and Amount of Funds

We estimate, based on the information provided by Invuity, that the total amount of funds required to purchase Shares tendered pursuant to the Offer and to consummate the Merger (including payments for options, restricted stock units and warrants pursuant to the Merger Agreement) could be up to approximately $190 million.

The Offer is not conditioned upon Stryker’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Stryker currently has available to it, and Stryker will cause Purchaser to have, (a) at the Share Acceptance Time, sufficient unrestricted funds to pay the aggregate Offer Price for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and the Merger Agreement, and (b) at the Effective Time, sufficient unrestricted funds to pay in full the aggregate Offer Price, subject to the terms and conditions of the Merger Agreement.

11.	Background of the Offer; Contacts and Transactions with Invuity

Background of the Offer

Stryker and its subsidiaries (for purposes of this section, “Stryker”) regularly review and consider strategic opportunities, including investments in and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance stockholder value. As part of this ongoing consideration, management of Stryker determined in March 2018 that it had a potential interest in pursuing a transaction involving Invuity. The following is a description of contacts between representatives of Stryker and representatives of Invuity from the time Stryker determined it would be advisable to consider a potential transaction with Invuity up to the time of the execution of the Merger Agreement and the agreements related to the Offer. The following chronology does not purport to catalogue every conversation among the representatives of Stryker and Invuity. For a review of Invuity’s additional activities relating to these informal contacts, please refer to Invuity’s Schedule 14D-9 being distributed to stockholders with this Offer to Purchase.

In 2016, members of the Stryker Instruments team began having informal discussions with executives from Invuity regarding their respective businesses when they met at tradeshows and other industry events. Similar discussions continued through 2016, 2017 and early 2018. Based in part on such discussions, Stryker Instruments began to monitor Invuity as a potential partner in a business transaction.

On March 9, 2018, the Stryker Instruments team discussed its interest in pursuing a possible business transaction with Invuity in connection with the potential restructuring of the Surgical sales force at Stryker Instruments. The team discussed a plan to conduct diligence on Invuity and highlighted key areas to focus on during the diligence process.

On March 28, 2018, Ropes & Gray LLP (“Ropes & Gray”) began legal review of Invuity’s publicly available materials for Stryker.

During the second half of May 2018, Mr. Crotty called Mr. Flora to introduce himself and to initiate discussions regarding a potential business relationship between Stryker and Invuity. They agreed to meet in person as their schedules permitted.

On June 13, 2018, Mr. Crotty and Derek Nelson, Stryker’s Senior Manager, Business Development, Surgical, met with Mr. Flora to discuss Invuity’s strategy and the potential for a business transaction between the two companies. During this meeting, Mr. Flora indicated that Invuity was open to further exploring a transaction but was currently focused on restructuring the company and aligning behind a new strategy. Mr. Flora informed the representatives of Stryker that he and his management team were working with a consulting company to focus around specific customer segments and suggested that the parties reconnect once this strategic review was complete.

On July 12, 2018, Mr. Crotty called Mr. Flora to discuss Stryker’s interest in pursuing a strategic transaction with Invuity. Mr. Crotty followed up with Mr. Flora via email on July 12, 2018 indicating Stryker’s willingness to engage in negotiations immediately, attaching an indication of interest letter (“IOI”) as well as drafts of an exclusivity letter and a confidentiality agreement. The IOI proposed an offer price of $6.25 per share, in cash, for 100% of the outstanding Shares (a 58% premium based on Invuity’s then-current trading price, and an 83% premium to Invuity’s volume-weighted average trading price for the preceding 90 days), subject to completion by Stryker of a customary due diligence review. The draft exclusivity letter provided for an initial term of exclusivity of 60 days following its execution, with an automatic 15-day extension if the parties were continuing to negotiate a potential transaction. The initial draft confidentiality agreement did not include a standstill provision.

On July 20, 2018, Spencer Stiles, who at the time was Stryker’s President, Instruments, contacted Greg Lucier, a member of Invuity’s board of directors, by telephone to follow up on the submission of the IOI and inquire about Invuity’s reaction to Stryker’s proposal. On the same day, Mr. Flora and Mr. Crotty had a phone call to discuss the IOI. Mr. Flora stated that Stryker’s proposed offer price of $6.25 per share undervalued Invuity and that Invuity was not prepared to engage in negotiations at that price. Mr. Flora did, however, indicate an openness to Stryker engaging in a due diligence process. Mr. Crotty informed Mr. Flora that Stryker would need Invuity to enter into an exclusive period of negotiation with Stryker in order for Stryker to move forward with the potential transaction.

On July 21, 2018 and July 23, 2018, Jon Hammack of Moelis & Company LLC (“Moelis”), Invuity’s financial advisor, called Bryant Zanko, Stryker’s Vice President of Corporate Business Development, to discuss the IOI, including Stryker’s proposed offer price, and a process for the potential business transaction.

On July 27, 2018, Moelis representatives contacted representatives of Stryker to inform them that Stryker’s proposed offer price of $6.25 per share undervalued Invuity and was not acceptable to Invuity’s board of directors. Moelis sent Stryker a draft confidentiality agreement and suggested that Stryker enter into such agreement, at which time Invuity would be willing to assist Stryker to better understand the value of Invuity.

On July 30, Ropes & Gray and Wilson Sonsini Goodrich & Rosati, P.C., (“Wilson Sonsini”), counsel to Invuity, had a phone call to discuss the terms of a confidentiality agreement between Stryker and Invuity in connection with the potential business transaction, including a potential standstill provision that would apply to Stryker. Stryker agreed to the standstill provision, and, on July 31, 2018, Stryker and Invuity entered into the Confidentiality Agreement.

On July 31, 2018, Mr. Hammack requested that Stryker execute a non-reliance letter for access to confidential work product created by L.E.K. Consulting LLC (“LEK”). Stryker executed the non-reliance letter and Moelis sent Stryker the LEK report, which contained LEK’s market analysis and an overview of opportunity areas for growth and development by Invuity.

On August 2, 2018, the Stryker board of directors held a meeting at which Mr. Crotty and Mr. Stiles made a presentation to the directors and members of the Stryker management team, certain of whom participated by telephone, about a potential business transaction with Invuity. At this meeting, Stryker’s board of directors unanimously voted to approve the transaction, conditioned upon negotiation of transaction documents on acceptable terms. The board of directors also delegated final approval authority with respect to the potential transaction to Kevin Lobo, Stryker’s Chairman and Chief Executive Officer, and Stryker’s Capital Committee.

On August 3, 2018, Loren Koeman, Finance Manager, Business Development, Instruments, for Stryker, sent a revised IOI to Moelis via email containing an increased offer price of $6.85 per share along with a draft exclusivity letter. Also on August 3, 2018, Mr. Koeman and Mr. Zanko subsequently called Mr. Hammack and Ben Axelrod, also of Moelis, to discuss Stryker’s revised offer, which they described as a significant improvement of approximately 10% over Stryker’s prior offer. Mr. Hammack and Mr. Axelrod responded that they believed the increase was not sufficient, but that they would raise it with Invuity’s board of directors and revert. During this conversation, Mr. Hammack and Mr. Axelrod asked if the revised offer was Stryker’s best and final offer, and Mr. Zanko responded that it should be treated as such, and that Stryker looked forward to engaging on those terms.

Between August 3 and August 8, 2018, John Lauria, Stryker’s Vice President, Business Development, Instruments, and Moelis had various discussions via phone to discuss the per share offer price. On August 6, 2018, Mr. Hammack called Mr. Lauria and proposed an offer price of $7.50 per share, which Mr. Lauria indicated was not a price acceptable to Stryker. Later that day, Mr. Lauria called Mr. Hammack to propose an offer price of $7.35 per share, indicating that it was Stryker’s final offer, and that it would be rescinded if Invuity did not enter into an exclusivity agreement by August 8, 2018.

On August 7, 2018, representatives of Moelis notified Stryker that the offer price needed to be $7.50 per share, or else Stryker would need to agree to a post-signing “go-shop” period. Stryker rejected the “go-shop” period proposal and notified Moelis that it would need additional approval for any increase above $7.35 per share. Later on August 7, 2018, Mr. Stiles and Mr. Lucier discussed the offer price in the IOI as well as timing for the potential transaction. Mr. Lucier notified Mr. Stiles that Invuity would be willing to accept a price of $7.45 per share. Mr. Stiles responded that Stryker would be willing to increase its proposal to $7.40 per share but that Stryker’s terms were otherwise final.

On August 8, 2018, Mr. Hammack confirmed that Invuity had accepted the revised offer at $7.40 per share and the parties executed the exclusivity agreement and IOI and exchanged signed copies via email.

On August 9, 2018, Alana Kane, Stryker’s Program Manager, Integration Management Office, sent a diligence request list for nonpublic information to Moelis via email.

On August 10, 2018, Invuity and Moelis opened an electronic data room to Stryker. Stryker’s representatives, including Ropes & Gray and McAndrews Held & Malloy Ltd (“McAndrews”), intellectual property counsel to Stryker, received access to the data room on August 11, 2018. Stryker, Ropes & Gray and McAndrews conducted diligence between such date and September 10, 2018.

On August 13, 2018, Mr. Crotty called Mr. Flora to discuss the status of Stryker’s diligence process. Mr. Flora indicated that Invuity was focused on doing everything possible to facilitate Stryker’s diligence review, and that he believed the process was progressing appropriately.

On August 13, 2018, Ropes & Gray delivered a draft merger agreement to Moelis and Wilson Sonsini. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all outstanding shares of Invuity and proposed a termination fee equal to 3.75% of Invuity’s enterprise value.

On August 18, 2018, Wilson Sonsini sent Ropes & Gray a revised draft of the merger agreement. The revised draft proposed a termination fee equal to 2.5% of Invuity’s equity value.

On August 21, 2018, Stryker management, including Bill Scott, Stryker’s Senior Director of Marketing, Instruments, Mr. Lauria, Mr. Koeman, Tricia Edgell, Stryker’s Senior Director, Integration Management Office, Ms. Kane and representatives from various other operational groups at Stryker traveled to Invuity’s headquarters in San Francisco for a series of face-to-face meetings. The Stryker team met with, among others, Mr. Flora, James Mackaness, Invuity’s Chief Financial Officer, Douglas Heigel, Invuity’s SVP of Operations, Daniel Gorback, Corporate Counsel and Secretary of Invuity and Nancy Hargreaves, Invuity’s VP of Business Intelligence & Strategy Execution. Mr. Hammack and Mark Webber of Moelis were also present at the face-to-face meetings.

Between August 22, 2018 and August 24, 2018, Ropes & Gray and Wilson Sonsini exchanged drafts of the merger agreement and representatives from each firm engaged in several conference calls to discuss open issues, including, but not limited to, mechanics of the offer, divestiture commitments and size of the termination fee and triggers for its payment.

On August 24, 2018, Wilson Sonsini sent a draft of the disclosure schedules to the merger agreement to Ropes & Gray.

On August 29, 2018, Wilson Sonsini sent a revised draft of the merger agreement to Ropes & Gray, which provided for a termination fee equal to 2.75% of Invuity’s equity value.

On August 31, 2018, Ropes & Gray sent revised drafts of the merger agreement and disclosure schedules to Wilson Sonsini.

On September 3, 2018, Mr. Lauria called Mr. Hammack to discuss extending the exclusivity period until September 12, 2018 based on the status of the diligence review.

Between September 4, 2018 and September 10, 2018, Wilson Sonsini and Ropes & Gray exchanged drafts of the Merger Agreement and its disclosure schedules, and representatives of each firm engaged in several conference calls to discuss open issues, including Invuity’s representations and warranties, tender offer mechanics, the termination fee and triggers for its payment, severance arrangements for Mr. Flora and closing conditions.

On September 5, Mr. Hammack informed Mr. Lauria that Invuity’s board of directors had agreed to extend exclusivity provided that all material issues in the merger agreement had been resolved and Stryker confirmed its intent to pay a purchase price of $7.40 per share in the acquisition.

On September 6, 2018, the transaction was submitted to Stryker’s Capital Committee for approval, with unanimous approval received by the morning of September 10, 2018.

On September 7, 2018, the parties agreed to extend the exclusivity period through September 10, 2018.

On September 7, 2018, Mr. Crotty called Mr. Flora to discuss post-signing matters, potential travel for meetings the following week and suggestions for team members who should attend such meetings.

On September 9, 2018, Mr. Hammack called Mr. Lauria to discuss certain employee-related matters, including 280G treatment, 401(k) plans and severance packages. These matters were resolved during a follow up call between Mr. Hammack and Mr. Lauria on September 10, 2018.

On September 10, 2018, Mr. Crotty called Mr. Flora to discuss progress on signing a definitive agreement.

On the evening of September 10, 2018, representatives from Stryker, Ropes & Gray, Invuity and Wilson Sonsini negotiated the final form of the merger agreement and disclosure schedules. Among other things, Stryker and Invuity agreed that the termination fee would be equal to $5.9 million.

On September 10, 2018, Invuity’s board of directors formally approved the proposed transaction.

On September 10, 2018, the Merger Agreement was signed and the disclosure schedules were finalized. On September 11, 2018, Stryker issued a press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(1)(F) to the Schedule TO filed with the SEC and is incorporated by reference herein.

Contacts and Transactions with Invuity

As of the date of this Offer to Purchase, Stryker and Purchaser have not entered into any agreement, arrangement or understanding with any members of Invuity’s management team regarding employment or consultancy with Stryker or the Surviving Corporation. Stryker Instruments, a subsidiary of Stryker, has offered retention packages to Scott Flora, James Mackaness, Douglas Heigel, Hisham Shiblaq and Steven Annen that include payments totaling approximately $1,555,000 in the aggregate. If entered into, the retention agreements require (1) each executive to complete a specified period of employment with Stryker Instruments that vary in length by executive, (2) the successful completion of goals and objectives, if any, set forth in the agreements, (3) execution of Stryker’s standard non-competition agreement, and (4) the waiving of any rights under such executive’s change-of-control severance agreement. Each executive officer subject to a retention agreement will be given the opportunity to terminate his or her employment and receive certain change-of-control severance payments and benefits upon the conclusion of the applicable retention period. Additionally, Stryker has offered, and may offer, retention packages to employees other than executive officers. There can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the consummation of the Merger. See Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

12.	Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions

Purpose of the Offer

The purpose of the Offer is to enable Stryker, through Purchaser, to acquire control of Invuity and would be the first step in Stryker’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following consummation of the Offer, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Invuity or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Invuity or any right to participate in its earnings and future growth. Similarly, after tendering your Shares in the Offer or conversion of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of Invuity.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Schedule TO and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9—“Information Concerning Stryker and Purchaser” of this Offer to Purchase. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged (the “Company Disclosure Schedule”), which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Invuity, Stryker, Purchaser or their respective affiliates without considering the entirety of public disclosure by Invuity and Stryker as set forth in their respective SEC filings. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than September 24, 2018 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions, Purchaser will purchase, and Stryker will cause Purchaser to purchase, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the scheduled Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. The Offer Conditions are set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, we will be required to extend the Offer (a) if we are required to do so by any rule, regulation or interpretation of the SEC, the New York Stock Exchange or Nasdaq, (b) if any waiting period or any approval or clearance applicable to the Offer or the consummation of the Merger required under the HSR Act has not expired, been terminated or been obtained or (c) if there is any suit, action or proceeding by a governmental authority seeking to prohibit the Offer or the Merger or to limit our ownership or operation of Invuity, or if any statute, rule or injunction has been imposed with such effect. If all conditions of the Offer are capable of being satisfied except for the Minimum Condition, we can be required to extend the Offer for up to two periods of 10 business days per extension period, provided that Invuity has not made an adverse change to its recommendation regarding the Offer. In addition, we may, in our sole discretion, extend the Offer for additional periods if any of the conditions to the Offer, including the Minimum Condition, are not satisfied or waived. In no event will we be required to extend the Offer beyond the termination of the Merger Agreement.

Except as described in the next sentence, we may, at any time and from time to time, increase the Offer Price, waive any Offer Condition (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. Without the prior written consent of Invuity, we will not:

•	decrease the Offer Price payable in the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	amend, modify or waive the Minimum Condition;

•	impose any condition to the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Offer Conditions in a manner adverse to any holder of Shares; or

•	extend the Expiration Date other than as required or allowed in the Merger Agreement.

If immediately prior to the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•

unless required to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn;

•

extend the Offer in accordance with the terms of the Merger Agreement and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with DGCL, at the Effective Time, Purchaser will be merged with and into Invuity, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Invuity will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Conditions Precedent to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions (provided, however, that no party will be entitled to assert the failure of these conditions to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Offer and the Merger, or whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of such condition to be satisfied):

(a) Purchaser (or Stryker on behalf of Purchaser) will have accepted for payment all of the Shares validly tendered in accordance with the Offer and not properly withdrawn; and

(b) no order or injunction of a court of competent jurisdiction is in effect preventing or making illegal the consummation of the Merger.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Share Acceptance Time:

(a) by mutual written consent of Invuity and Stryker;

(b) by either Invuity or Stryker:

(i) if a court of competent jurisdiction or other governmental authority has issued any law, rule, regulation, order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger (provided that the terminating party used reasonable best efforts to prevent the entry of and remove such restraint); or

(ii) if the Share Acceptance Time has not occurred by March 10, 2019 (provided that the terminating party’s breach of the Merger Agreement did not cause such failure to occur by such date).

(c) by Stryker:

(i) if there has been a material breach of the Merger Agreement by Invuity and such breach is not cured within 20 days following notice thereof or is not reasonably capable of cure, or if any representation or warranty made by Invuity is not correct and complete, and such failure to be correct and complete would have a Company Material Adverse Effect (as defined below), but in any case only if Stryker is not in material breach of the Merger Agreement; or

(ii) if prior to the Share Acceptance Time, Invuity’s board of directors has made a Change of Recommendation (as defined below) or breached its non-solicitation obligations under the Merger Agreement.

(d) by Invuity:

(i) if there has been a material breach of, or any inaccuracy in any representation or warranty made by Purchaser or Stryker, and such breach or inaccuracy is reasonably be expected to have a material adverse effect on the ability of Stryker or Purchaser to consummate the Offer or the Merger, or Purchaser or Stryker has materially breached or failed to perform any obligation under the Merger Agreement (and such breach, inaccuracy or failure is not cured within 20 days following notice thereof, or is not reasonably capable of cure), but in any case only if Invuity is not in material breach of the Merger Agreement; or

(ii) if prior to the Share Acceptance Time, Invuity accepts a Superior Proposal (as defined below) pursuant to the terms described below under “Alternative Acquisition Proposals”, provided that it has not breached its non-solicitation obligations under the Merger Agreement and has paid the Termination Fee (as defined below).

Effect of Termination. In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void, and there will be no liability on the part of Purchaser, Stryker or Invuity (or any of their respective directors, officers, employees, stockholders, representatives, agents or advisors), except specified sections of the Merger Agreement will survive and remain in full force and effect; provided, however, that such termination will not relieve any party from liability for fraud or intentional and willful breach of the Merger Agreement.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses whether or not the Merger or any of the other transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that Invuity will pay Stryker a termination fee of $5.9 million in cash if the Merger Agreement is terminated (the “Termination Fee”): (1) by Stryker pursuant to clause (c)(ii) under “Termination of the Merger Agreement” above, (2) by Invuity pursuant to clause (d)(ii) under “Termination of the Merger Agreement” above, or (3) by Stryker or Invuity pursuant to clauses (b)(ii) or (c)(i) above for a material breach of a covenant by Invuity, provided that (x) prior to such time an Acquisition Proposal has been publicly disclosed and not publicly withdrawn and (y) Invuity signs a binding, definitive agreement with respect to a Qualifying Transaction (as defined below) or consummates a Qualifying Transaction within 12 months after the termination date. “Qualifying Transaction” means any acquisition of (i) 50% or more of the outstanding Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving Invuity, (ii) any issuance by Invuity individually or in the aggregate of over 50% of its equity securities or (iii) any acquisition or disposition of assets of Invuity or its subsidiaries for consideration equal to 50% or more of the market value of all of the outstanding Shares on the last trading day prior to the date of the Merger Agreement, or 50% of the consolidated total assets of Invuity and each of its subsidiaries.

The termination fee is payable within two business days after the termination by Stryker described in clause (1) of the prior paragraph, concurrently with the termination by Invuity described in clause (2) of the prior paragraph and concurrently with signing a definitive agreement with respect to (or, if earlier, the consummation of) a Qualifying Transaction in connection with a termination described in clause (3) of the prior paragraph.

Non-Solicitation. The Merger Agreement requires Invuity to cease all existing discussions and negotiations with any persons (other than Stryker, Purchaser or any affiliates thereof) with respect to any offer or proposal involving:

•

the acquisition by any person or group of related persons of beneficial ownership or control, directly or indirectly, of 15% or more of any class of equity or voting securities of Invuity or its subsidiaries or any resulting parent company pursuant to a merger, consolidation or other business combination or similar transaction or series of related transactions involving Invuity;

•	any liquidation or dissolution of Invuity or any of its subsidiaries;

•	any issuance by Invuity, individually or in the aggregate, of over 15% of its equity securities; or

•

any acquisition or disposition of assets of Invuity or its subsidiaries for consideration equal to 15% or more of the market value of all of the outstanding Shares on the last trading day prior to the date of the Merger Agreement, or 15% of the consolidated total assets of Invuity and each of its subsidiaries.

Each of the above bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Share Acceptance Time, Invuity and its subsidiaries will not, and will use reasonable best efforts to cause their respective representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•	enter into any agreement providing for an Acquisition Proposal; or

•	engage in negotiations with, or provide any non-public information or data to, any Person (other than Stryker or any of its affiliates or representatives) relating to any Acquisition Proposal.

However, these restrictions will not prohibit Invuity or Invuity’s board of directors from taking and disclosing to Invuity’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder.

If at any time following the date of the Merger Agreement and prior to the Share Acceptance Time, Invuity receives a written Acquisition Proposal from a third party that did not result from a breach by Invuity of the non-solicitation obligations of the Merger Agreement, Invuity and its board of directors may participate or engage in negotiations, inquiries or discussions with, or disclose or furnish any nonpublic information and data to, such third party (but only after such third party enters into a confidentiality agreement no less restrictive in terms of confidentiality than the Confidentiality Agreement between Invuity and Stryker described below, which may not provide for any standstill or similar provisions) making such Acquisition Proposal and their respective representatives and potential sources of financing, if, and only if, prior to the Share Acceptance Time, Invuity’s board of directors determines in good faith, after consultation with financial advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below).

Invuity will notify Stryker in writing within 24 hours after receipt in the event Invuity receives (i) any Acquisition Proposal or indication by any person that it is considering making an Acquisition Proposal, (ii) any request for nonpublic information relating to Invuity or its subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations with respect to any Acquisition Proposal, such notice to include the identity of such person and a copy of such Acquisition Proposal, indication, inquiry or request (or a description of the foregoing if not in writing). Invuity will (a) keep Stryker reasonably informed on a current basis (and in any event within 24 hours after any changes or developments) of the status of any Acquisition Proposal, including the material terms and conditions thereof and any modification thereto, and any material developments, including furnishing copies of any written correspondence and draft versions of terms shits, letters of intent, definitive agreements and similar documents and (b) notify Stryker within 24 hours if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and (c) notify Stryker promptly following a determination by Invuity’s board of directors that an Acquisition Proposal is a Superior Proposal. Invuity and its subsidiaries will not enter into any agreement with any third party subsequent to the date of the Merger Agreement that restricts Invuity’s ability to provide such information to Stryker.

A “Superior Proposal” is defined in the Merger Agreement to mean an unsolicited bona fide written Acquisition Proposal to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of Invuity and each of its subsidiaries on terms which the Invuity Board of Directors determines in its good faith judgment to be more favorable to the holders of the Shares than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and the Merger Agreement.

In the Merger Agreement, Invuity has agreed that neither Invuity’s board of directors nor any committee thereof will (i) (a) withdraw, amend, change, modify or qualify, or otherwise publicly propose to withdraw, amend, change, modify or qualify, its recommendation to Invuity stockholders to accept the Offer and tender their Shares pursuant to the Offer (the “Invuity Board Recommendation”), (b) fail to make the Invuity Board Recommendation, (c) approve or recommend, or otherwise propose publicly to approve or recommend, any Acquisition Proposal, (d) fail to reaffirm the Invuity Board Recommendation following the public announcement of an Acquisition Proposal within 10 business days of a request by Stryker or (e) take a neutral position related to a tender or exchange offer related to an Acquisition Proposal (any action referred to in the foregoing clauses (i)(a)—(e) being referred to as a “Change of Recommendation”) or (ii) enter into any letter of intent, understanding or agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal.

Notwithstanding the restrictions described in the preceding paragraph, prior to the Share Acceptance Time, if Invuity’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors that (i) (x) a written Acquisition Proposal received by Invuity (that did not result from a breach of its non-solicitation obligations described above) constitutes a Superior Proposal and (y) the failure to take such action would be inconsistent with the fiduciary duties of Invuity’s directors under applicable law or (ii) in the absence of an Acquisition Proposal, if an event has occurred or circumstances have arisen after the date of the Merger Agreement not reasonably foreseeable prior to the date of the Merger Agreement, the failure to take such action would be inconsistent with its fiduciary duties, Invuity’s board of directors may:

a) make a Change of Recommendation; or

b) in the case of clause (i) above, terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal.

However, Invuity may not terminate the Merger Agreement pursuant to clause (b) unless, in advance of or concurrently with such termination, Invuity (1) pays the termination fee (described above) required by the Merger Agreement and (2) immediately following such termination enters into a binding, definitive agreement relating to such Superior Proposal (an “Alternative Acquisition Agreement”). In addition, Invuity’s board of directors may not effect a Change of Recommendation pursuant to clause (a) above or terminate the Merger Agreement pursuant to clause (b) above unless:

a) Invuity shall have provided prior written notice to Stryker at least 4 business days in advance (the “Notice Period”) of its intention to take such action with respect to a Superior Proposal or otherwise make a Change of Recommendation, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) or the reasons for such Change of Recommendation in the absence of a Superior Proposal, as the case may be;

b) prior to effecting such Change of Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, Invuity shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with Stryker in good faith (to the extent Stryker desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement; and

c) following the Notice Period (and giving effect to any proposed adjustments to the terms of the Merger Agreement) Invuity’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors that such Acquisition Proposal remains a Superior Proposal.

In the event of any material revisions to the Superior Proposal or material changes to the facts and circumstances necessitating such Change of Recommendation after the start of the Notice Period, Invuity is required to deliver a new written notice to Stryker and to comply with the requirements described in clauses (1) through (3) above with respect to such new written notice, and the Notice Period shall be deemed to have recommenced on the date of such new notice, but with respect to any such notices references to a period of “4 business days” are replaced with references to “3 business days.” Any Change of Recommendation shall not change the approval of Invuity board of directors for purposes of causing any state takeover statute or other law to be inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, or to the Tender Agreements.

Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (except (i) as may be required by law, (ii) with the prior written consent of Stryker, which consent shall not be unreasonably withheld, delayed or conditioned, (iii) as contemplated or permitted by the Merger Agreement or (iv) as set forth in the Company Disclosure Schedule), the business of Invuity and its subsidiaries will be conducted only in the ordinary course of business consistent with past practice, and Invuity and its subsidiaries will use reasonable best efforts to:

(a) conduct business in the ordinary course and consistent with past practice, and to preserve their assets and business organization intact; and

(b) maintain their relationships with customers, suppliers, licensors, distributors, governmental authorities, independent contractors, employees, business partners and others having material business relationships with them.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the Effective Time, except (i) as required by law, (ii) with the prior written consent of Stryker, which consent shall not be unreasonably withheld, delayed or conditioned, (iii) as may be required by the Merger Agreement or (iv) as set forth in the Company Disclosure Schedule, Invuity shall not, and shall not permit its subsidiaries to, do any of the following:

(a) amend its certificate of incorporation or bylaws;

(b) adjust, split, reverse split, combine, subdivide, reclassify, redeem, purchase, repurchase or otherwise acquire, directly or indirectly, or amend, Invuity’s or any of its subsidiary’s securities;

(c) issue, sell, pledge, modify, transfer, dispose of, encumber or grant, or authorize the same with respect to, directly or indirectly, any of Invuity’s or any of its subsidiary’s securities; provided, however, that Invuity may issue Shares (i) upon the exercise of options or vesting or settlement of restricted stock units, in each case, as disclosed on the Company Disclosure Letter and (ii) upon the exercise of the warrants outstanding as of the date of the Merger Agreement in accordance with the applicable terms of such warrant;

(d) declare, set aside, authorize, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to Invuity’s or any of its subsidiary’s securities;

(e) (i) establish, adopt, enter into, amend, or terminate any benefit plan (other than offer letters that provide for at-will employment without any severance or change in control benefits) other than amendments that have an immaterial impact on cost to an employee plan that is a broad-based employee benefit plan, (ii) grant or pay any bonus, incentive, change in control, retention, severance, termination, or profit-sharing award or payment, or increase the base salary and/or cash bonus opportunity or other compensation of any director, officer, employee, or independent contractor of Invuity or any of its subsidiaries, except in each case, (A) as required by law or required in accordance with a benefit plan in effect as of the date of the Merger Agreement or (B) any such action taken in the ordinary course of business consistent with past practice with respect to the compensation of any non-officer employee whose annual base salary does not exceed $200,000 after giving effect to such increase (including, for the avoidance of any doubt, any such increase as a result of an employee’s promotion), (iii) except as required by any benefit plan in existence or adopted in accordance with the Merger Agreement, accelerate or take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee, or consultant of Invuity or any subsidiary, (iv) communicate with the employees of Invuity or any subsidiary with respect to the compensation, benefits or other treatment they will receive following the Effective Time, unless such communication is (A) approved by Stryker in advance of such communication or (B) required by law or (v) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f) hire, engage, promote or terminate the employment or engagement of (other than for cause, death or disability) any employee or individual independent contractor who will earn annual base compensation in excess of $200,000;

(g) take any action requiring notice to employees, or triggering any other obligations, in accordance with the Worker Adjustment Retraining Notification Act or any similar state, local or foreign law;

(h) make any loan or advance to (other than travel and similar advances to its employees in the ordinary course of business and consistent with past practice), or capital contribution to, or investment in, any person (other than any wholly owned subsidiary) in excess of $200,000 in the aggregate;

(i) forgive any loans or advances to any officers, employees or directors of Invuity or any subsidiary, or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such persons in accordance with an employee benefit plan or otherwise, except in the ordinary course of business in connection with relocation activities;

(j) acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing, any real estate or all or any material portion of the assets, business or properties of any person;

(k) (i) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any lien (other than certain permitted liens) (including under any sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Invuity or any subsidiary except sales of product inventory in the ordinary course of business and consistent with past practice (ii) enter into any new line of business or (iii) create any new subsidiary;

(l) (i) pay, discharge or satisfy any indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than intercompany indebtedness) or (ii) cancel any material indebtedness (individually or in the aggregate) or settle, waive or amend any claims or rights of substantial value;

(m) (i) incur, create, assume or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any indebtedness, including by the issuance of any debt security, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any indebtedness of any person or (iii) issue or sell any debt securities of Invuity or any subsidiary;

(n) negotiate, amend, extend, renew, terminate or enter into, or agree to any amendment or modification of, or waive, release or assign any rights in accordance with, any material contract or any lease or real property, subject to limited exceptions;

(o) negotiate, amend, modify, extend, enter into or terminate any labor agreement;

(p) make any material change to its or any subsidiary’s methods, policies and procedures of accounting, except as required by GAAP or Regulation S-X of the Exchange Act;

(q) make or agree to make any capital expenditure exceeding $500,000 in the aggregate;

(r) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(s) agree to or otherwise commence, release, compromise, assign, settle or resolve, in whole or in part, any threatened or pending proceeding or insurance claim, other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by Invuity or any subsidiary of an amount not greater than $200,000 (net of insurance proceeds) in the aggregate;

(t) fail to use reasonable best efforts to maintain in effect material insurance policies covering the Invuity and each subsidiary and their respective properties, assets and businesses;

(u) (i) sell, transfer, assign, lease, license or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any person any rights to any intellectual property material to Invuity and each of its subsidiaries, taken as a whole (other than licensing non-exclusive rights for the primary purpose of (A) conducting clinical research, entered into with a clinical research organization, (B) material transfer, sponsored research or other similar matters, (C) establishing confidentiality or non-disclosure obligations, (D) conducting clinical trials or (E) manufacturing, labeling or selling Invuity’s or its subsidiaries’ products), (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to patents expiring in accordance with their terms or permitted to lapse in the ordinary course of business consistent with past practice) any of Invuity’s intellectual property, (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any of Invuity’s registered intellectual property other than non-material items permitted to lapse in the ordinary course of business consistent with past practice), (iv) make any change in Invuity’s intellectual property that is or would reasonably be expected to materially impair such intellectual property or Invuity’s or its subsidiaries’ rights with respect thereto, (v) disclose to any person (other than representatives of Stryker and Purchaser), any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a person that is subject to confidentiality obligations or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of trade secrets included in Invuity’s intellectual property;

(v) except as required by law, (i) make or change any material tax election or adopt or change any material method of tax accounting, (ii) file any material amended tax return, (iii) settle or compromise any audit, assessment or other proceeding relating to a material amount of taxes, (iv) agree to an extension or waiver of the statute of limitations with respect to federal income taxes or other material taxes, (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of any law) with respect to any material tax, (vi) surrender any right to claim a material tax refund or (vii) take or permit any action or engage in any transaction outside the ordinary course of business from the date of the Merger Agreement through the Effective Time which could give rise to a material U.S. income inclusion under Section 951 of the Code with respect to any Subsidiary that is a “controlled foreign corporation” as defined in Section 957 of the Code;

(w) merge or consolidate Invuity or any subsidiary with any person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(x) enter into any agreement, contract, commitment or arrangement to do, or adopt any resolutions approving or authorizing, or announce an intention to do, any of the foregoing.

Board of Directors and Officers. Under the Merger Agreement, the directors of Purchaser immediately prior to consummation of the Merger will, following consummation of the Merger, be the initial directors of the Surviving Corporation, and the officers of Invuity immediately prior to consummation of the Merger will, following consummation of the Merger, be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal.

Stock Options; Restricted Stock Units; Warrants and Company Equity Plan. The Merger Agreement provides that at least twenty-four hours prior to the Effective Time, each outstanding stock option (each, a “Company Option”) granted in accordance with either of the Company’s 2005 Stock Incentive Plan or 2015

Equity Incentive Plan (each, a “Company Stock Plan”) will vest with respect to time-based vesting in full and with respect to performance-based vesting will vest as if performance metrics have been achieved at target, to the extent not already vested. Each Company Option that is outstanding and unexercised immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in satisfaction of such cancellation, the holder of such Company Option will be entitled to receive, in accordance with the general payroll practices of Invuity, an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the per-Share exercise price of such Company Option multiplied by (b) the number of unexercised Shares subject to such Company Option immediately prior to the Effective Time, less any required withholding of taxes and without interest. No consideration will be paid with respect to any stock option that has a per-Share exercise price that is greater than or equal to the Offer Price.

At the Share Acceptance Time, each restricted stock unit granted by the Company in accordance with a Company Stock Plan (each, a “Company Restricted Stock Unit”) that is unvested and outstanding will vest in full to the extent not already vested. At the Effective Time, each then-outstanding Company Restricted Stock Unit will be cancelled and cease to be outstanding and, in consideration of such cancellation, the holder of such Company Restricted Stock Unit will be entitled to receive, in accordance with the general payroll practices of Invuity, an amount in cash per underlying Share equal to the Offer Price, less any required withholding of taxes and without interest.

Each warrant to purchase Shares (each, a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such Company Warrant will be entitled to receive an amount in cash, without interest, equal to the product of (a) the aggregate number of Shares underlying such Company Warrant and (b) the excess, if any, of the Offer Price over the per Share exercise price under such Company Warrant. Any Company Warrants for which the exercise price per Share is equal to or exceeds the Offer Price will be automatically cancelled as of the Effective Time for no consideration.

As of the Effective Time, each Company Stock Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Invuity will be cancelled.

Indemnification and Insurance. Under the Merger Agreement, Stryker has agreed to, and shall cause the Surviving Corporation to, for a period of six years after the Effective Time, maintain any rights to indemnification or exculpation in favor of the directors or officers of Invuity (the “Indemnified Parties”) as provided in their respective organizational documents or certain other agreements listed in the Company Disclosure Schedule, with respect to matters occurring at or prior to the Effective Time (including the Offer and the Merger) to the fullest extent that the Surviving Corporation is permitted by law.

Stryker has also agreed to cause to be maintained in effect for no less than six years from the Effective Time the existing policies of directors’ and officers’ liability insurance maintained by Invuity, so long as the premium therefor would not be in excess of 300% of the last annual premium paid prior to the Effective Time (the “Maximum Premium”). Under the Merger Agreement, Invuity may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium. Prior to purchasing a Reporting Tail Endorsement, Invuity will provide Stryker with an opportunity to arrange for the purchase of alternative coverage on terms and conditions no less advantageous to the Indemnified Parties.

If Stryker or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into another entity and is not the continuing or surviving entity, or transfers all or substantially all of its properties and assets, provision will be made so that the successors or assigns of Stryker or the Surviving Corporation assume the insurance and indemnification obligations described above.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Invuity to Stryker and Purchaser, including representations relating to due organization, capitalization, due authorization, required consents and approvals, SEC filings, disclosure controls and procedures, absence of undisclosed liabilities, absence of certain changes, litigation, compliance with laws, employee benefit plans, labor matters, taxes, material contracts, intellectual property, tangible assets, environmental issues, customers and suppliers, product warranties, regulatory compliance, insurance, brokers and finders fees, opinions of financial advisors, board recommendation, disclosure documents and interested party transactions. These representations and warranties were made to and solely for the benefit of Stryker and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the Company Disclosure Schedule and by certain portions of the SEC filings filed by Invuity prior to the date of the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying Company Disclosure Schedule.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Invuity’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had, or could reasonably be expected to have, a material adverse effect, individually or in the aggregate, (a) on the business, financial condition, assets, liabilities or results of operations of Invuity and each of its subsidiaries, taken as a whole; provided, however, that any effect, change, development, event, occurrence, condition or state of facts directly resulting from or arising out of the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in general United States or global economic, regulatory or financial market conditions, (ii) changes in the economic, business and financial environment generally affecting the medical device industry, (iii) in and of itself, any change in Invuity’s stock price or any failure by Invuity to meet any revenue, earnings or other similar projections (it being understood that any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts giving rise to or contributing to such change or failure may be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect), (iv) an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or any natural disasters or other similar force majeure events, including any worsening of such conditions threatened or existing as of the date of the Merger Agreement, (v) any adoption, implementation, promulgation, repeal, modification, amendment or other changes in laws or GAAP or (vi) the public announcement or pendency of the Merger or the other transactions contemplated hereby; provided, further, that if the effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts set forth in clauses (i), (ii), (iv) and (v) above, have a disproportionate impact on Invuity and its subsidiaries, taken as a whole, relative to the other participants in the medical device industry, such effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent of such disproportionate impact or (b) on the ability of Invuity to perform its obligations in accordance with this Agreement or to consummate the Merger, or on the consummation of, whether by prevention or material delay the Merger.

Employee Benefits. For a period of twelve months following the Effective Time, Stryker will provide, or will cause the Surviving Corporation to provide, to each employee of Invuity or any of its subsidiaries who remains in the employment of Stryker or the Surviving Corporation (or their respective affiliates) following the Effective Time (the “Continuing Employees”), (i) an annual base salary no less than the annual base salary in effect for each such Continuing Employee immediately prior to the Effective Time, (ii) annual cash bonus or incentive opportunities that are no less favorable than the annual cash bonus or incentive opportunities provided to similarly situated employees of Stryker (iii) employee benefits (including severance but excluding any equity or equity-related awards, transaction and change-in-control bonuses and benefits and defined benefit pension benefits) that are no less favorable, in the aggregate, than those provided to similarly situated employees of

Stryker; provided, however, that for the period of six months following the Effective Time, Stryker may or the Surviving Corporation may (in Stryker’s sole discretion), provide the Continuing Employees with employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding any equity or equity-related awards, transaction and change-in-control bonuses and benefits, and any defined benefit pension benefits) provided to the Continuing Employees immediately prior to the Effective Time.

Stryker has agreed that each Continuing Employee will receive full credit for prior service with Invuity or its subsidiary for purposes of eligibility to participate and vesting under any employee benefit plans, programs or policies of Stryker, the Surviving Corporation or their respective affiliates in which such Continuing Employee participates (but not (i) with respect to any equity or equity-related awards, transaction or change in control benefits or defined benefit pension benefits or (ii) to the extent that such recognition would result in duplication of benefits). Continuing Employees will receive full credit for prior service with the Company for purposes of determining the amount of benefits under employee benefit plans, programs, and policies of Stryker, the Surviving Corporation, or their respective affiliates in which the Continuing Employees participate that provide for severance, paid time off, and vacation.

With respect to each health and welfare plan sponsored by Stryker, the Surviving Corporation, or their respective affiliates in which the Continuing Employees participate, from and after the Effective Time, and subject to applicable law and the terms of the applicable plan, Stryker will, or will cause the Surviving Corporation or its subsidiaries to, cause any pre-existing conditions limitations, eligibility waiting periods, evidence of insurability requirements or physical examinations and actively-at-work requirements under any group health plans of Stryker or its affiliates to be waived with respect to Continuing Employees. Stryker, the Surviving Corporation, or their respective affiliates will also cause each Continuing Employee to be given credit under such plan for all amounts paid (or otherwise deemed paid) by such Continuing Employee under any similar benefit plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments, and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Stryker, the Surviving Corporation, or their respective affiliates.

The provisions described above are solely for the benefit of Stryker, Purchaser and Invuity, and no provision of the Merger Agreement, express or implied, confers upon any other person any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever. No provision of the Merger Agreement will (i) require Stryker, the Surviving Company or any of its affiliates to continue any benefit plans, including benefit plans of Invuity (ii) prevent the amendment, modification or termination of any such benefit plans or (iii) be treated as an amendment of any employee benefit plans or arrangements.

Amendments. The Merger Agreement may be amended, modified and supplemented at any time in any and all respects by written agreement of Stryker, Purchaser and Invuity.

Tender Agreements

The following summary describes certain material provisions of the Tender Agreements, the form of which is attached hereto as Annex III, and is qualified in its entirety by reference to the form of Tender Agreement itself, which is hereby incorporated in this Offer to Purchase by reference. Copies of the Schedule TO together with all exhibits thereto, including the form of Tender Agreement, may be obtained and examined as set forth in Section 9—“Information Concerning Stryker and Purchaser” of this Offer to Purchase. The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements and as of specified dates, were solely for the benefit of the parties to the Tender Agreements, may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Invuity, Stryker, Purchaser or their respective affiliates without considering the entirety of public disclosure by Invuity and

Stryker as set forth in their respective SEC filings. Stockholders should read the form of Tender Agreement in its entirety for a more complete description of the matters summarized below.

Concurrently with the execution of the Merger Agreement on September 10, 2018, Stryker and Purchaser entered into the Tender Agreements with certain directors and executive officers of Invuity and certain of their affiliates (the “Tendering Stockholders”), pursuant to which each of the Tendering Stockholders agreed during the term of his, her or its respective Tender Agreement, among other things:

(i) to as soon as practicable (and, in any event, not later than five (5) business days following commencement of the Offer) validly tender or cause to be tendered all outstanding Shares owned by the Tendering Stockholder, and not to withdraw such Shares so tendered unless the Offer is terminated; and

(ii) to certain restrictions on directly or indirectly selling, transferring, assigning, pledging, hypothecating, tendering, encumbering or otherwise disposing of or limiting his, her or its right to vote any such Shares prior to termination of the Tender Agreement.

Each of the Tender Agreements terminates upon the earlier of: (a) the day after the Merger is consummated, (b) March 10, 2019, (c) the date of any modification, waiver or amendment to the Merger Agreement or the Offer in a manner that (i) reduces the amount, or changes the form of the consideration payable to the Tendering Stockholder, (ii) imposes additional material restrictions on or additional conditions on the payment of any such consideration to any Invuity stockholders, (iii) imposes any additional material restrictions or obligations on the Tendering Stockholder or (iv) otherwise amends the Merger Agreement in a manner adverse to the Tendering Stockholder relative to Invuity’s other stockholders (excluding any amendments affecting directors, officers or employees of Invuity or its subsidiaries in their capacities as such who are stockholders of Invuity) or (d) the termination of the Merger Agreement pursuant to its terms and, if due in connection therewith, payment in full of the Termination Fee.

The Tendering Stockholders beneficially own in the aggregate approximately 1.7% of outstanding Shares as of September 10, 2018.

Confidentiality Agreement

Stryker and Invuity entered into a Confidentiality Agreement (the “Confidentiality Agreement”) on July 31, 2018, pursuant to which the parties agreed, subject to certain exceptions, to keep confidential certain non-public information of Invuity provided to Stryker. Pursuant to the Confidentiality Agreement, Stryker also agreed to customary standstill provisions (the “Standstill Provisions”) for a period of one year following the date of the Confidentiality Agreement, including agreements by Stryker not to (i) acquire, directly or indirectly, any beneficial ownership of securities of Invuity or any derivative of any security of Invuity, (ii) seek or publicly propose or offer to effect any merger or other business combination transaction with respect to Invuity, (iii) attempt to change, control or influence, the board of directors, management or business of Invuity, (iv) make any public announcement with respect to these Standstill Provisions or (v) induce any other person or group to initiate any of the actions or transactions referred to in the preceding clauses (i) through (iv). The Standstill Provisions will cease to be effective if any person commences a tender or exchange offer that, if consummated, would make such person the beneficial owner of 50% or more of Invuity’s equity securities, or if Invuity enters into a definitive agreement with a third party that would result in the acquisition of at least 50% of Invuity’s outstanding equity securities.

Plans for Invuity

Following completion of the Offer and the Merger, Stryker intends to operate Invuity as a direct subsidiary of Stryker.

Stryker is conducting a detailed review of Invuity and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Stryker will continue to evaluate the business and operations of Invuity during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Stryker intends to review such information as part of a comprehensive review of Invuity’s business, operations, capitalization and management with a view to optimizing development of Invuity’s potential in conjunction with Invuity’s and Stryker’s existing businesses. We expect that all aspects of Invuity’s business will be fully integrated into Stryker. However, plans may change based on further analysis, including changes in Invuity’s business, corporate structure, charter, bylaws, capitalization board of directors and management.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Stryker has no present plan or proposal that would relate to or result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Invuity, or the sale or transfer of a material amount of assets of Invuity.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the consummation of the Merger who (i) did not tender their Shares in the Offer, (ii) properly demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the Offer Price and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Invuity a written demand for appraisal of Shares held, which demand must reasonably inform Invuity of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time of the Merger.

The foregoing summary of the appraisal rights does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses its right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per share to be paid in the Merger, without interest. A complete text of Section 262 of the DGCL is set forth as Annex II hereto.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the Effective Time, Invuity may not, without the prior written consent of Stryker, declare, set aside for payment, authorize or pay any dividend or other distribution in respect of any of Invuity’s or any subsidiary of Invuity’s securities.

14.	Conditions of the Offer

The Merger Agreement provides that Purchaser will not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any validly tendered Shares and may delay the acceptance for payment of, purchase or, subject to the restrictions referred to above, the payment for, any validly tendered shares if:

(a) the Minimum Condition is not satisfied at the Expiration Date;

(b) the waiting period under the HSR Act has not expired or been terminated;

(c) any of the following conditions exists, or has occurred, and is continuing at the Expiration Date:

(i) there is any suit, action or proceeding by any governmental authority pending that (1) seeks to prohibit or impose any material limitations on Stryker or Purchaser’s ownership or operation of their or Invuity’s businesses or assets, or to compel Stryker or Purchaser to dispose of or hold separate any material portion of the business or assets of Invuity or Stryker or their respective subsidiaries; (2) seeks to prohibit or make illegal the Offer or the Merger; (3) seeks to impose material limitations on the ability of Purchaser to accept, pay for or purchase Shares in accordance with the Offer or the Merger such that the Minimum Condition would fail to be satisfied or (4) seeks to impose material limitations on the ability of Purchaser or Stryker to exercise full rights of ownership of the Shares;

(ii) there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, by or on behalf of a governmental entity that would result in any of the consequences in clauses (1) through (4) in paragraph (i) above;

(iii) the representations and warranties of Invuity in the Merger Agreement are not correct and complete, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

(iv) Invuity has breached or failed to perform or comply with in any material respect any of its agreements or obligations under the Merger Agreement, and such failure to perform or comply has not been cured (the “Obligations Condition”);

(v) since the date of the Merger Agreement, a Company Material Adverse Effect (as defined in Section 12—“Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase) has occurred and is continuing (the “MAE Condition”);

(vi) Invuity has failed to deliver to Parent or Purchaser a certificate signed by Invuity’s Chief Executive Officer or President certifying that the Representations Condition, the Obligations Condition and the MAE Condition have been satisfied; or

(vii) the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Stryker and Purchaser, and may be asserted by Stryker or Purchaser regardless of the circumstances giving rise to such condition (other than as a result of any action or inaction of Stryker or Purchaser) and may be waived by Stryker or Purchaser in whole or in part at any time at or prior to the Expiration Date (except that the Minimum Condition may not be waived), subject in each case to the terms of the Merger Agreement and applicable law. The failure by Stryker or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted on the Expiration Date.

15.	Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Invuity with the SEC and other publicly available information concerning Invuity and information supplied by Invuity, we are not aware of any license or regulatory permit that appears to be material to the business of Invuity and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Invuity’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer” of this Offer to Purchase for a description of the Offer Conditions.

Business Combination Statutes. Invuity is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Invuity from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

Invuity’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purposes of Section 203 of the DGCL.

Based on information supplied by Invuity and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Invuity, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described in the Merger Agreement, Purchaser has not attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

Antitrust. Stryker and Invuity are required to file a Notification and Report Form with respect to the Offer under the HSR Act and to observe a statutory waiting period prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Stryker with respect to the Offer. If the 15- day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The Notification and Report Form was filed on September 24, 2018. Accordingly, the required 15-day waiting period will expire at 11:59 p.m. Eastern Time on October 9, 2018. Expiration or termination of the applicable waiting period under the HSR Act is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if the Merger occurs within one year after the expiration of the HSR Act waiting period applicable to the Offer.

The Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) frequently scrutinize the legality under the antitrust laws of transactions such as this proposed acquisition of Invuity. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Invuity, Stryker, Purchaser or any of their respective subsidiaries. State Attorneys General also have concurrent jurisdiction to review the proposed transaction and could also take action under their respective antitrust laws. Private litigants, such as consumers or suppliers, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Invuity will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Invuity. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Stryker, Purchaser and Invuity will effect the Merger as soon as practicable, without a meeting of stockholders of Invuity in accordance with Section 251(h) of the DGCL.

16.	Fees and Expenses

We have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Stryker will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither Stryker nor Purchaser will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have not authorized any person to give any information or to make any representation on behalf of Stryker or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer.

Stryker and Purchaser have filed with the SEC the Tender Offer Statement pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Invuity will file with the SEC its Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

September 24, 2018	ACCIPITER CORP.

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF STRYKER AND PURCHASER

Stryker

The name, business address, present principal occupation or employment and material employment history during the past five years of each of the directors and executive officers of Stryker are set forth below. Unless otherwise indicated, the current business address of each person is c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002. Except as provided below, each director and executive officer is a citizen of the United States of America.

Name and Business Address	Position
Kevin A. Lobo	Director, Chairman and Chief Executive Officer
Mary K. Brainerd	Director
Srikant M. Datar, Ph.D.	Director
Roch Doliveux, DVM(1)	Director
Louise L. Francesconi	Director
Allan C. Golston	Director
Sherilyn S. McCoy	Director
Andrew K. Silvernail	Director
Ronda E. Stryker	Director
Rajeev Suri(2)	Director
Yin C. Becker	Vice President, Communications and Public Affairs
Dean H. Bergy	Vice President, Corporate Secretary
William E. Berry, Jr.	Vice President, Corporate Controller and Principal Accounting Officer
Jeanne M. Blondia	Vice President, Finance and Treasurer
Glenn S. Boehnlein	Vice President and Chief Financial Officer
Irene B. Corbe	Vice President, Internal Audit
William J. Cymbaluk	Vice President, Corporate Regulatory Affairs and Quality Assurance
M. Kathryn Fink	Vice President, Chief Human Resources Officer
David G. Furgason	Vice President, Tax
Michael D. Hutchinson	Vice President, Chief Legal Officer
Viju Menon	Group President, Global Quality and Operations
Katherine A. Owen	Vice President, Strategy and Investor Relations
Bijoy Sagar	Vice President, Chief Digital Technology Officer
Timothy J. Scannell	President and Chief Operating Officer
Bronwen R. Taylor(3)	Vice President, Compliance and Risk Management

(1)	Dr. Doliveux is a citizen of France.
(2)	Mr. Suri is a citizen of Singapore.
(3)	Ms. Taylor is a citizen of Australia and the United Kingdom.

Directors of Stryker

Mr. Lobo has been Chairman of the Board since July 2014 and has served as the Chief Executive Officer of Stryker since October 2012. Mr. Lobo also served as President from October 2012 to August 2018. He joined Stryker as a Group President in April 2011. Prior thereto, he held leadership roles over eight years with Johnson & Johnson, including as president of Ethicon Endo-Surgery. Mr. Lobo is also a director of Parker-Hannifin Corporation, a manufacturer of motion and control technologies and systems.

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Ms. Brainerd has served as one of Stryker’s directors since 2017. Ms. Brainerd served as President and Chief Executive Officer of HealthPartners, the largest consumer-governed, nonprofit healthcare organization in the United States, from 2002 to May of 2017, when she retired. Prior to joining HealthPartners, Ms. Brainerd held various roles with Blue Cross and Blue Shield of Minnesota from 1984 to 1992. Ms. Brainerd also serves on the board of directors of Bremer Bank, a privately held regional financial services company. The address of HealthPartners is 8170 33rd Avenue S., Bloomington, MN 55425.

Dr. Datar has served as one of Stryker’s directors since 2009. He has served as the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration of Harvard University since 1996, and also serves as Faculty Chair of the Harvard Innovation Labs and Senior Associate Dean for University Affairs. From 1989 to 1996, Dr. Datar was Edmund W. Littlefield Professor at the Graduate School of Business, Stanford University. Dr. Datar is also a director of Novartis AG, a multinational pharmaceutical and consumer health products company, ICF International, Inc., a management, technology and policy consulting firm, and T-Mobile US, Inc., a provider of wireless voice, messaging and data services. The address of the Graduate School of Business Administration of Harvard University is 1350 Massachusetts Ave., Suite 350, Cambridge, MA 02138.

Dr. Doliveux has served as one of Stryker’s directors since 2009. Dr. Doliveux is Chairman of the Board of Pierre Fabre SA, a global dermocosmetics and healthcare company, as well as Chairman of GLG Institute, a community of senior executives for experience sharing and learning. Previously, Dr. Doliveux was former Chief Executive Officer of UCB, a global biopharmaceutical company, from January 2005 to December 2014. He is also Chairman of the Board of the Vlerick Business School, a top-100 business school in the world based in Belgium and of the Caring Entrepreneurship Fund, a philanthropic organization to help entrepreneurs start their own business in healthcare. The address of UCB is Allée de la Recherche, 60 1070 Brussels Belgium.

Ms. Francesconi has served as one of Stryker’s directors since 2006. She was most recently Vice President of Raytheon Company, retiring in September 2008. Ms. Francesconi previously served as President of Raytheon Missile Systems, which she led from 1996 to July 2008. She is Chairman of the Tucson Medical Center Healthcare Board of Trustees and a director of UNS Energy Corporation, a utility that delivers natural gas and electric service.

Mr. Golston has served as one of Stryker’s directors since 2011. He has served as President, United States Program for the Bill & Melinda Gates Foundation since 2006. Previously, Mr. Golston was Chief Financial and Administrative Officer of the Bill & Melinda Gates Foundation from 2000 to 2006. Mr. Golston is also a director of Harley-Davidson, Inc., a manufacturer of motorcycles and accessories. The address of the Bill & Melinda Gates Foundation is 500 Fifth Avenue North, Seattle, WA 98109.

Ms. McCoy has served as one of Stryker’s directors since May 2018. Ms. McCoy is a former Chief Executive Officer and Director of Avon Products, Inc., a personal care products company, which she led for almost 6 years until she retired on February 4, 2018. Prior to joining Avon, Ms. McCoy had a 30-year career at Johnson & Johnson, where she led a variety of large medical device, pharmaceutical and consumer businesses and rose to the position of Vice Chair. She is also a director of AstraZeneca plc, a global, science-led biopharmaceutical company and Novocure, an oncology company. The address of Avon Products, Inc. is Building 6, Chiswick Park, London W4 5HR, United Kingdom.

Mr. Silvernail has served as one of Stryker’s directors since 2013. Mr. Silvernail is Chairman, President and Chief Executive Officer of IDEX Corporation. He has held the position of Chairman since January 2012 and President and Chief Executive Officer since August 2011. Previously, Mr. Silvernail held the position of Vice President, Group Executive at IDEX Corporation from January 2009 to August 2011. Mr. Silvernail is also a trustee for the Manufacturers Alliance for Productivity and Innovation (MAPI). The address of IDEX Corporation is 680 Dundee Road, Northbrook, IL 60062.

Ms. Stryker has served as one of Stryker’s directors since 1984. She is a granddaughter of the founder of Stryker and daughter of a former President of Stryker. She is also Vice Chair and a director of Greenleaf Trust, a

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Michigan chartered bank, Vice Chair of Spelman College, a trustee of Kalamazoo College and member of the Harvard Medical School Board of Fellows. Ms. Stryker is also Stryker’s largest individual shareholder.

Mr. Suri has served as one of Stryker’s directors since May 2018. Mr. Suri has been President and Chief Executive Officer of Nokia, a leading global technology company, since April 2014. From 2009 to 2014, he was Chief Executive Officer of Nokia Solutions and Networks (previously Nokia Siemens Networks). Much of his nearly 30-year career has been spent in leadership roles at Nokia. He is also a United Nations Broadband Commissioner. The address of Nokia is Karaportti 3 02610 Espoo, Finland.

Executive Officers of Stryker (Excluding Mr. Lobo, Chairman and Chief Executive Officer of Stryker)

Ms. Becker has served as Vice President, Communications and Public Affairs of Stryker since January 2012. Earlier in her time at Stryker, Ms. Becker served as Vice President, Healthcare Innovations, Executive Director of the Homer Stryker Learning Center and Vice President, Global Communications for Stryker’s Orthopaedics business. Prior to joining Stryker, Ms. Becker served in various leadership roles in marketing and education at Pfizer Inc. over ten years.

Mr. Bergy has served as Vice President, Corporate Secretary of Stryker since October 2012. He also served as Interim CFO and Vice President, Corporate Secretary from October 2012 until April 2013. Mr. Bergy joined Stryker in 1994 as Corporate Controller and has held a number of roles of increasing responsibility during his tenure. Prior to joining Stryker, Mr. Bergy was an Audit Senior Manger for Ernst & Young LLP.

Mr. Berry has held the role of Vice President, Corporate Controller and Principal Accounting Officer of Stryker since February 2014. Prior to this, he served as Corporate Controller of Stryker from August 2011 to February 2014. Before joining Stryker in August 2011, Mr. Berry served as Assistant Corporate Controller for Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances. From 2007 to 2009, Mr. Berry served as Controller of the Electronics and Safety Division of Delphi Automotive LLP, a leading global vehicle components manufacturer. From 1995 to 2007, Mr. Berry held various positions with Federal-Mogul Corporation, a leading global supplier of vehicle and industrial products, most recently serving as Director of Finance for Global Powertrain.

Ms. Blondia has served as Vice President and Treasurer of Stryker since May 2008. In January of 2014, she became Vice President, Finance and Treasurer. Prior to joining Stryker in May 2008, Ms. Blondia served as the Vice President and Treasurer of Constellation Energy Group. Earlier in her career, she worked at the General Motors Treasurer’s office in New York, holding various roles of increasing responsibility, including Director of Business Development for GMAC, GM’s finance subsidiary. She began her career as an Analyst at DRI, an economic consulting firm.

Mr. Boehnlein has served as Vice President and Chief Financial Officer of Stryker since April 2016. He joined Stryker in 2003 as the Vice President of Finance and IT for the Endoscopy division, and has held various roles throughout his career at Stryker, most recently as Group CFO of MedSurg and Neurotechnology. Prior to joining Stryker, Mr. Bohenlein spent three years as CFO of Success TV. Earlier in his career, he was a partner and certified public accountant at Arthur Andersen.

Ms. Corbe joined Stryker in April 2014 as Vice President, Internal Audit. She has more than 25 years of professional experience in internal audit, finance and accounting in various roles of increasing responsibilities. Most recently, Ms. Corbe was the Vice President, Internal Audit at Whirlpool Corporation from 2010 through April 2014. The address of Whirlpool Corporation is 2000 N. M-63, Benton Harbor, MI 49022.

Mr. Cymbaluk has served as Vice President, Corporate Regulatory Affairs and Quality Assurance for Stryker since January 2017. He has held a variety of roles at Stryker over the past 30 years, including roles in R&D, Marketing, Compliance, Sales Education, Quality Assurance, Regulatory Affairs and Clinical Research. Most recently, Mr. Cymbaluk served as Vice President, Clinical Research, Quality Assurance & Regulatory Affairs, Joint Replacement Group, from March 2002 to December 2016.

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Ms. Fink has served as Vice President, Chief Human Resources Officer of Stryker since January 2016. Previously, she held the role of Vice President, Human Resources, MedSurg and Neurotechnoogy Group from 2015 to 2016. Ms. Fink began her career at Stryker in 2013 as Vice President, Talent Management. Prior to joining Stryker, Ms. Fink held a number of HR roles at Cintas Corporation and Ethicon Endo-Surgery, a division of Johnson & Johnson.

Mr. Furgason has served as Vice President, Tax of Stryker since August 2012. Prior to this, he served as Director of Tax, US from August 2006 to 2010 and as Director, Global Tax Operations from 2010 to August 2012. Mr. Furgason began his career with Stryker in 2004 as Senior Manager, Tax Planning, Audits and Accounting. Prior to joining Stryker, Mr. Furgason had an 18-year career in public accounting as a principal with Jansen Furgason & Valk, PC and a manager with Ernst & Young LLP.

Mr. Hutchinson has held the role of Vice President, Chief Legal Officer since August 2018. Previously, Mr. Hutchinson joined Stryker as Assistant Counsel in June 2008 and became Chief Legal Counsel for the Orthopaedics Group in December 2008. He later became Deputy General Counsel in 2012 and held the role of General Counsel from 2013 to August 2018.

Mr. Menon has served as Stryker’s Group President, Global Quality and Operations since April 2018. Prior to joining Stryker in this role, Mr. Menon held various senior supply chain leadership roles and served as the Chief Supply Chain Officer and Senior Vice President at Verizon Communications, Inc. from May 2013 to April 2018. Earlier in his career, Mr. Menon held key leadership roles in technology and manufacturing at Intel Corporation. The address of Verizon Communications, Inc. is One Verizon Way, Basking Ridge, New Jersey 07920.

Ms. Owen joined Stryker in February 2007 as Vice President, Strategy and Investor Relations. Prior to joining Stryker, she served as a Medical Technology Analyst at Merrill Lynch. Earlier in her career, she served as a Medical Technology Analyst at Cowen & Co., was a Corporate Lending Analyst at State Street Bank and an Underwriter at Chubb Insurance Corporation.

Mr. Sagar has served as Vice President, Chief Digital Technology Officer of Stryker since September 2018. Previously, he held the position of Vice President, Chief Information Officer of Stryker from May 2014 to September 2018. Prior to joining Stryker, Mr. Sagar was most recently Chief Information Officer for Merck Millipore from July 2011 to March 2014, and before that served as Global Head of Information Systems and a member of the Divisional Board for the Chemicals division of Merck KGaA. Prior to joining Merck, Mr. Sagar held various roles with Millennium Pharmaceuticals, Amgen and Eli Lilly & Company. The address of Merck Millipore is 400 Summit Drive, Burlington, MA 01803.

Ms. Taylor has held the position of Vice President, Compliance and Risk Management since August 2013. She joined Stryker in March 2000 as Chief Financial Officer for the South Pacific business. She subsequently served as Vice President and Chief Financial Officer and as Director, Operations, of South Pacific. In January 2006, Ms. Taylor became Chief Compliance Officer of Stryker. She then held the role of Vice President of Internal Audit and Compliance from 2007 to 2010, when she moved to Newbury, UK to become Vice President, Chief Financial Officer for Stryker’s European operations.

Mr. Scannell became President and Chief Operating Officer of Stryker in August 2018. From 2009 to August 2018, he served as a Group President of Stryker for the Spine and Endoscopy divisions, later expanding to include MedSurg and Neurotechnology. Mr. Scannell began his career with Stryker in 1990 in the Endoscopy division, where he held various sales and marketing leadership roles, progressing to the position of Executive Vice President, overseeing sales, marketing and operations. In 2001, he was appointed Vice President and General Manager of our Biotech division. In 2003, he was named Vice President and General Manager of our Spine division and was later promoted to President of Spine for Stryker.

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Purchaser

The name, business address, present principal occupation or employment and material employment history during the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise indicated, the current business address of each person is c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002. Each director and executive officer is a citizen of the United States of America.

Name and Business Address	Position
William E. Berry, Jr.	Director
Spencer S. Stiles	Director
Jason Beach	Vice President
Dean H. Bergy	Vice President and Secretary
Jeanne M. Blondia	Vice President and Treasurer
Dylan B. Crotty	President
David G. Furgason	Vice President, Tax

Directors and Executive Officers of Purchaser

Mr. Stiles has served as a director of Purchaser since its formation in August 2018. He has also served as Group President, Instruments, Neurotechnology and Spine of Stryker since August 2018. Prior to this position, Mr. Stiles has held various roles at Stryker since 1999. He began his career serving in sales, marketing and general management roles within the Endoscopy, Spine and Instruments divisions. He later served as General Manager of the Communications business for three years, President of Spine for four years and President of Instruments for three years.

Mr. Berry has served as a director of Purchaser since its formation in August 2018. He has also served as Vice President, Corporate Controller and Principal Accounting Officer of Stryker since February 2014. Prior to this, he served as Corporate Controller of Stryker from August 2011 to February 2014. Before joining Stryker in August 2011, Mr. Berry served as Assistant Corporate Controller for Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances. From 2007 to 2009, Mr. Berry served as Controller of the Electronics and Safety Division of Delphi Automotive LLP, a leading global vehicle components manufacturer. From 1995 to 2007, Mr. Berry held various positions with Federal-Mogul Corporation, a leading global supplier of vehicle and industrial products, most recently serving as Director of Finance for Global Powertrain.

Mr. Beach has served as Vice President of Purchaser since its formation in August 2018. He has also served as Vice President and CFO of Stryker Instruments Group since March 2018. Prior to joining Stryker, Mr. Beach spent 20 years at the Kellogg Co. with a number of roles of increasing responsibility, most recently CFO of Frozen Foods. The address of Kellogg Co. is One Kellogg Square, Battle Creek, MI 49016.

Mr. Bergy has served as Vice President and Secretary of Purchaser since its formation in August 2018. He has also served as Vice President, Corporate Secretary of Stryker since October 2012. He also served as Interim CFO and Vice President, Corporate Secretary from October 2012 until April 2013. Mr. Bergy joined Stryker in 1994 as Corporate Controller and has held a number of roles of increasing responsibility during his tenure. Prior to joining Stryker, Mr. Bergy was an Audit Senior Manger for Ernst & Young LLP.

Ms. Blondia has served as Vice President and Treasurer of Purchaser since its formation in August 2018. She has also served as Vice President and Treasurer of Stryker since May 2008. In January of 2014, she became Vice President, Finance and Treasurer. Prior to joining Stryker in May 2008, Ms. Blondia served as the Vice President and Treasurer of Constellation Energy Group. Earlier in her career, she worked at the General Motors Treasurer’s office in New York, holding various roles of increasing responsibility, including Director of Business Development for GMAC, GM’s finance subsidiary. She began her career as an Analyst at DRI, an economic consulting firm.

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Mr. Crotty has served as President of Purchaser since its formation in August 2018. He has also served as President of Instruments of Stryker since August 2018. Mr. Crotty has held a variety of roles at Stryker over the past 20 years, with the last 5 in general management roles, most recently leading Stryker’s Surgical business.

Mr. Furgason has served as Vice President, Tax of Purchaser since its formation in August 2018. He has also served as Vice President, Tax of Stryker since August 2012. Prior to this, he served as Director of Tax, US from August 2006 to 2010 and as Director, Global Tax Operations from 2010 to August 2012. Mr. Furgason began his career with Stryker in 2004 as Senior Manager, Tax Planning, Audits and Accounting. Prior to joining Stryker, Mr. Furgason had an 18-year career in public accounting as a principal with Jansen Furgason & Valk, PC and a manager with Ernst & Young LLP.

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ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger) , were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of

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this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

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§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If

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immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

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Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Invuity or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833